Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 26, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10865
Colorado Opportunity Portfolio Series
(the “Trust”)
CIK No. 1974580 File No. 333-272667

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Front Cover

1.Please update the disclosure on the front cover to state that the Trust invests in a diversified portfolio of companies headquartered in Colorado.

Response:The Trust respectfully declines to update the disclosure on the Front Cover. The Trust notes that the Objective section states that the Trust will invest at least 80% of its assets in securities of companies headquartered in Colorado. The Trust reserves the right to use the 20% bucket to invest in securities of companies who, for example, might have ties to Colorado but not be headquartered in Colorado. Therefore, the Trust does not believe it is appropriate to revise the Front Cover to state that all of the companies will be headquartered in Colorado.

Portfolio

2.Please clarify whether the reference to 80% of the Trust’s assets being in securities is the defined term Securities.

Response:In accordance with the Staff’s comment, the Trust will update the disclosure to use the defined term “Securities.”

3.Please consider disclosing why the Sponsor has chosen investing in companies in Colorado as a means of achieving above-average capital appreciation.

Response: The Trust notes that the Trust’s investment objective has been revised to seeking capital appreciation. The Trust respectfully declines to add any additional disclosure as the Sponsor believes that a portfolio of Colorado companies with a market capitalization greater than $500 million can provide capital appreciation.

4.Please clarify if references to securities throughout the disclosure are pertaining to the defined term Securities.

Response:In accordance with the Staff’s comment, the Trust will update the disclosure throughout the prospectus to use the defined term “Securities” where appropriate.

5.Please change “stocks” to “common stocks” in the Portfolio Selection Process.

Response: The disclosure will be revised in accordance with the Staff’s comment.

6.Please clarify how the Sponsor makes the determinations in finding common stocks of companies headquartered in Colorado that have the best prospects to meet the Trust’s investment objective, trade at attractive valuations, and, in the Sponsor’s opinion, are likely to exceed market expectations of future cash flows.

Response:The Trust notes that this UIT was put together by the Sponsor in response to demand for a Trust that holds Colorado companies. The factors previously disclosed are the only factors that are considered when making selections for the portfolio. Therefore, the Trust respectfully declines to add any additional disclosure as it believes the current disclosure is accurate for investor comprehension.

7.Please specify the number of common stocks that will be selected for the Trust.

Response: The disclosure will be revised to specify the number of common stocks included in the Trust’s portfolio.

8.Please disclose any principal risks associated with the stock selection strategy based on attractive valuations and future cash flows.

Response: The Trust respectfully declines to add any additional risk disclosure as it believes the risks as currently presented capture the risks inherent with investing in a Trust that holds common stocks of various market capitalizations.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon